MATERIAL CHANGE REPORT

Section 75 of the Securities Act (Ontario)
Section 85 of the Securities Act (British Columbia)
Section 118 of the Securities Act (Alberta)
Section 84 of The Securities Act, 1988 (Saskatchewan)
Section 73 of the Securities Act (Québec)
Section 81 of the Securities Act (Nova Scotia)
Section 76 of The Securities Act, 1990 (Newfoundland and Labrador)

ITEM 1:	REPORTING ISSUER

Russel Metals Inc. (the "Corporation") Suite 210, 1900 Minnesota Court Mississauga, ON L5N 3C9

ITEM 2:	DATE OF MATERIAL CHANGE

February 27, 2006.

ITEM 3:	PRESS RELEASE

A press release was issued on February 27, 2006 by the Corporation in Toronto, Ontario.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

The Corporation entered into an agreement with a syndicate of underwriters led by GMP Securities L.P., pursuant to which such syndicate has agreed to purchase from the Corporation and sell to the public 10,000,000 common shares of the Corporation at a price of $25.75 per common share.  The Corporation has also granted the underwriters an option to purchase up to an additional 1,000,000 common shares, exercisable at any time up to 30 days after the closing of the offering.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

On February 27, 2006, the Corporation entered into an agreement with a syndicate of underwriters led by GMP Securities L.P., pursuant to which the underwriters have agreed to purchase from the Corporation and sell (the "Offering") to the public 10,000,000 common shares of the Corporation at a price of $25.75 per common share.  The Corporation has also granted the underwriters an over-allotment option (the "Over-Allotment Option") to purchase up to an additional 1,000,000 common shares, which can be exercised, in whole or in part, at any time up to 30 days after the closing of the offering.

The purchase price of $25.75 per common share will result in gross proceeds of approximately $257,000,000 assuming that the Over-Allotment Option is not exercised and $283,250,000 if the Over-Allotment Option is exercised.

The Offering is being made in all of the provinces in Canada by means of a short form prospectus and is subject to the receipt of all necessary regulatory and stock exchange approvals.  The Offering is scheduled to close on or about March 16, 2006.

ITEM 6:	RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	SENIOR OFFICER

For further information, please contact Brian R. Hedges, Executive Vice President and Chief Financial Officer of the Corporation at (905) 819-7401.

ITEM 9:	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 2nd day of March, 2006.

By: /s/ Brian R. Hedges Brian R. Hedges, C.A. Executive Vice President and Chief Financial Officer Russel Metals Inc.